Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 31, 2023

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
(File Nos. 333-174332; 811-22559)

Dear Ms. Choo:

This letter responds to your comments regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 15, 2023 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest SMID Rising Dividend Achievers Target Income ETF and the FT Cboe Vest Technology Dividend Target Income ETF (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The Staff notes that, unless otherwise indicated, the comments below will apply to both Funds. The Registrant’s responses below will apply to each of the above referenced funds.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five days before the effective date of the Registration Statements.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five days before effectiveness.

Comment 2 – General

Please supplementally provide a completed fee table and expense examples for each Fund.

Response to Comment 2

A completed fee table and expense examples for each Fund have been attached hereto as Exhibit A.

Comment 3 – Principal Investment Strategies

Please disclose the cap ranges for the small and/or mid-capitalization companies that FT Cboe Vest SMID Rising Dividend Achievers Target Income ETF expects to invest in.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been revised as follows:

As of June 30, 2023, the market capitalization range of companies within the portfolio was $419 million to $18.98 billion.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Capital appreciation on the securities held by the Fund may be less than the capital appreciation of the Russell 2000® Index and the Index, and the total return performance of the Fund may be less than the total return performance of the Russell 2000® Index and the Index.

Please consider whether “may be less” should be “is expected to be less” given that the Fund gives up the potential upside on the stocks above the strike price when it writes the call options.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

Capital appreciation on the securities held by the Fund may be less than the capital appreciation of the Russell 2000® Index (or an Underlying ETF) and the Index, and the total return performance of the Fund may be less than the total return performance of the Russell 2000® Index (or an Underlying ETF) and the Index; however, in the event the value of the Russell 2000® Index (or an Underlying ETF, as applicable) exceeds the strike price of the call options, the capital appreciation on such securities is expected to be less than the capital appreciation of the Russell 2000® Index (or the Underlying ETF, as applicable). (emphasis added)

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund’s strategy may involve frequently buying and selling portfolio securities.

The Fund seeks to generate income from stock dividends and premiums on options written. Please explain in the disclosure why the Fund must sell securities in order to deliver a target level of income.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Fund’s strategy may involve frequently buying and selling portfolio securities. The Fund will seek additional cash flow in the form of premiums on the options. A premium is the income received by an investor who sells an option contract to another party. The call options sold by the Fund on the Russell 2000® Index are anticipated to be cash settled European style options that can only be exercised at the expiration date. These call options will give the purchaser the right to receive from the seller a cash payment at the option expiration date equal to any positive difference between the value of the Russell 2000® Index at the contract expiration and the exercise price. In the event the Russell 2000® Index appreciates above the strike price as of the expiration date of the written option, the Fund as the writer (seller) of the call option will have to pay the difference between the value of the Russell 2000® Index and the strike price (which loss is partially offset by the premium initially received). In such a scenario the Fund will need to sell some of the securities it holds to make this payment. The call options sold by the Fund on an Underlying ETF are anticipated to be physically settled American style options which are exercisable any time prior to the expiration date. In the event the purchaser exercises these call options, the Fund is obligated to deliver shares of the Underlying ETF at the strike price. In such a scenario the Fund will need to sell some of the securities it holds to fund the purchase of the shares of the Underlying ETF it would deliver. (emphasis added)

Comment 6 – Principal Investment Strategies

With respect to the FT Cboe Vest Technology Dividend Target Income ETF, please disclose the Fund’s concentration policy in the section entitled “Principal Investment Strategies” and in the Item 9 discussion. Please also add a statement regarding the Fund’s non-diversified status in the Item 9 discussion.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 7 – Principal Investment Strategies

With respect to the FT Cboe Vest Technology Dividend Target Income ETF, the Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities and/or investments that provide exposure to dividend-paying securities of technology companies.

Please disclose what the Fund considers to be a “technology company.”

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities and/or investments that provide exposure to dividend-paying securities of technology companies (i.e., securities classified under the Technology Industry or Telecommunications Industry as defined by the Industry Classification Benchmark (ICB)).

Comment 8 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 8

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 9 – Principal Risks

The Staff notes the following disclosure under “Call Options Risk” set forth in the section entitled “Principal Risks”:

As the seller (writer) of a call option, the Fund will tend to lose money if the value of the reference index or security rises above the strike price.

Please delete “tend to” or supplementally explain why it is appropriate to retain the phrase.

Response to Comment 9

Pursuant to the Staff’s request, the referenced disclosure has been revised as follows:

As the seller (writer) of a call option, the Fund will ~~tend to~~ lose money if the value of the reference index or security rises above the strike price and the buyer exercises the option; however, such loss will be partially offset by any premium received from the sale of the option. (emphasis added)

Comment 10 – Principal Risks

The Staff notes the following disclosure under “Call Options Risk” set forth in the section entitled “Principal Risks”:

As the purchaser of a call option, the Fund will generally only exercise the option if the value of the reference index or security rises above the strike price.

The strategy discussion does not address the Fund purchasing call options. Please revise the disclosure to reflect the reasons the Fund may purchase a call option (e.g., to create an offsetting position).

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been deleted, as the Fund intends to only sell call options as part of its investment strategy.

Comment 11 – Principal Risks

The Staff notes the following disclosure under “Call Options Risk” set forth in the section entitled “Principal Risks”:

Options may also involve the use of leverage, which could result in greater price volatility than other markets.

Please specify what other markets are being referred to.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

Options may also involve the use of leverage, which could result in greater price volatility than other securities. (emphasis added)

Comment 12 – Principal Risks

The Staff notes the first sentence under “Distribution Tax Risk” set forth in the section entitled “Principal Risks.” Please consider revising “regularly” to “monthly.”

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 13 – Principal Risks

The Staff notes the following disclosure under “Valuation Risk” set forth in the section entitled “Principal Risks”:

This may occur because the asset or security does not trade on a centralized exchange, or in times of market turmoil or reduced liquidity.

Please consider whether this statement is relevant to the Fund’s investment strategy.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

This may occur in times of market turmoil or reduced liquidity.

Comment 14 – Performance

Please disclose the broad-based securities market index that the Fund intends to use.

Response to Comment 14

The FT Cboe Vest SMID Rising Dividend Achievers Target Income ETF’s broad-based securities market index will be the Russell 2000® Index.

The FT Cboe Vest Technology Dividend Target Income ETF’s broad-based securities market index will be the S&P 500 Index.

Comment 15 – Additional Information on the Fund’s Investment Objectives and Strategies

Please add a statement on the Fund’s non-diversified status and provide the information required by Instruction 7 of Item 9(b)(1) of Form N-1A (i.e., active and frequent trading of portfolio securities).

Please also add a disclosure in an appropriate location in the registration statement stating that the Fund will look through the holdings of the Underlying ETF for purposes of complying with the Name Policy.

Response to Comment 15

Pursuant to the Staff’s comment, the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies” has been revised accordingly.

Comment 16 – Additional Information on the Fund’s Investment Objectives and Strategies

With respect to the FT Cboe Vest Technology Dividend Target Income ETF, the Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

To be eligible for inclusion in the Index, a security must… be classified under the “Technology Industry” or the “Telecommunications Industry” by the Industry Classification Benchmark.

Please provide additional information regarding this statement.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

To be eligible for inclusion in the Index, a security must… be classified under the “Technology Industry” (i.e., companies that are primarily engaged in the advancement of the information technology and electronics industries) or the “Telecommunications Industry” (i.e., companies that own and operate telecommunication infrastructures to provide content delivery services, including manufacturers of telecommunication equipment and components) by the Industry Classification Benchmark, a globally-recognized industry classification system developed by Dow Jones and the Financial Times Stock Exchange (FTSE) that classifies every public company by its industry, supersector, sector and subsector to assist investors research stocks and identify competitors. (emphasis added)

Comment 17 – Fund Investments

The Staff notes the following disclosure under “Options Contracts” set forth in the subsection entitled “Principal Investments” set forth in the section entitled “Fund Investments”:

For an index call option, the buyer has the right to receive from the seller a cash payment at the option expiration date equal to any positive difference between the value of the index at the contract expiration and exercise price.

Please add a statement regarding a call option on an Underlying ETF. Please also supplementally disclose whether the Fund uses an absolute or relative VaR test and, if relative, please identify the index.

Response to Comment 17

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

For an index call option, the buyer has the right to receive from the seller a cash payment at the option expiration date equal to any positive difference between the value of the index at the contract expiration and ~~exercise~~ the strike price. For a call option on an Underlying ETF, the buyer has the right to purchase shares of the Underlying ETF at the strike price or receive from the seller a cash payment at the option expiration date equal to any positive difference between the value of the Underlying ETF at the contract expiration and the strike price.

The Registrant confirms that the Fund uses a relative VaR test and that the comparative index is the Fund’s portfolio holdings less the derivatives.

Comment 18 – Risks of Investing in the Fund

The Staff notes “Cash Transactions Risk” set forth in the subsection entitled “Principal Risks” set forth in the section entitled “Risks of Investing in the Fund.” Please compare this statement to the parallel disclosure in the summary prospectus, which states that “[t]he Fund will, under most circumstances, effect a significant portion of its creations and redemptions for cash rather than in-kind. Please reconcile.

Response to Comment 18

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 19 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 19

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 20 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 20

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 21 – Statement of Additional Information

The Staff notes the follow disclosure under “Suspension of Creations” set forth in the “Statement of Additional Information”:

Circumstances in which the Fund may suspend creations include, but are not limited to…

Please consider whether the disclosure should state “suspend and reject.”

Response to Comment 21

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

 FT Cboe Vest SMID Rising Dividend Achievers Target Income ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$271

A-1

FT Cboe Vest Technology Dividend Target Income ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240

A-2